Zentek Receives Approval for Nasdaq Listing

Guelph, ON - March 7, 2022, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian IP development and commercialization company focused on next-gen healthcare solutions, today announces that it has received approval to have its common stock listed on the Nasdaq Capital Market ("Nasdaq") under the symbol ZTEK. Zentek's common stock will continue to trade on the TSX Venture Exchange (TSX-V) under the symbol ZEN. The Company is evaluating market conditions and other considerations and will announce the date its shares will commence trading in due course but no later than the 60-day limit as of March 4th.

Greg Fenton, CEO of Zentek, commented, "We believe the move to Nasdaq will be pivotal in generating additional interest and awareness in the U.S. investment community and is reflective of our transition to a global technology company focused on disruptive intellectual property in the areas of healthcare and sustainability. We anticipate this listing will improve the visibility of our stock, enhance trading liquidity in our shares, and provide us with greater exposure to institutional investors."

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is commercializing ZenGUARD™, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.